UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 16 December 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 16 December, 2013 it purchased for cancellation 410,000 "B" Shares at a price of 2163.95 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,474,273,858

Release Date 17 December 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 17 December, 2013 it purchased for cancellation 600,000 "B" Shares at a price of 2171.68 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,473,263,858

Release Date 18 December 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 18 December, 2013 it purchased for cancellation 424,671 "B" Shares at a price of 2176.37 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,472,839,187

Release Date 2 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 2 January, 2014 it purchased for cancellation 513,000 "B" Shares at a price of 2266.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,472,326,187

Release Date 3 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 3 January, 2014 it purchased for cancellation 392,904 "B" Shares at a price of 2277.24 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,471,933,283

Release Date 7 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 7 January, 2014 it purchased for cancellation 445,001 "B" Shares at a price of 2268.31 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,470,987,979

Release Date 8 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 8 January, 2014 it purchased for cancellation 516,000 "B" Shares at a price of 2262.66 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,470,471,979

Release Date 9 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 9 January, 2014 it purchased for cancellation 517,000 "B" Shares at a price of 2268.42 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,469,954,979

Release Date 10 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 January, 2014 it purchased for cancellation 493,335 "B" Shares at a price of 2300.13 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,469,461,644

Release Date 13 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 13 January, 2014 it purchased for cancellation 506,000 "B" Shares at a price of 2302.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,468,955,644

Release Date 14 January 2014
Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 14 January, 2014 it purchased for cancellation 508,840 "B" Shares at a price of 2286.89 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,468,446,804

Release Date 15 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 15 January, 2014 it purchased for cancellation 460,673 "B" Shares at a price of 2290.81 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,467,986,131

Release Date 16 January 2014

Buyback of Own Shares

• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 16 January, 2014 it purchased for cancellation 510,000 "B" Shares at a price of 2308.97 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,467,476,131

Release Date 17 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 17 January, 2014 it purchased for cancellation 461,462 "B" Shares at a price of 2249.02 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,467,014,669

Release Date 20 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 20 January, 2014 it purchased for cancellation 417,784 "B" Shares at a price of 2267.11 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,466,596,885

Release Date 21 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 21 January, 2014 it purchased for cancellation 519,000 "B" Shares at a price of 2272.12 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,466,077,885

Release Date 22 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 22 January, 2014 it purchased for cancellation 498,243 "B" Shares at a price of 2278.24 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,465,579,642

Release Date 23 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 23 January, 2014 it purchased for cancellation 507,000 "B" Shares at a price of 2291.69 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,465,072,642

Release Date 24 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 24 January, 2014 it purchased for cancellation 505,000 "B" Shares at a price of 2286.48 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,464,567,642

Release Date 27 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 27 January, 2014 it purchased for cancellation 515,000 "B" Shares at a price of 2257.06 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,464,052,642

Release Date 28 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 28 January, 2014 it purchased for cancellation 514,962 "B" Shares at a price of 2234.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,463,537,680

Release Date 29 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 29 January, 2014 it purchased for cancellation 520,000 "B" Shares at a price of 2237.55 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,463,017,680

Release Date 30 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 30 January, 2014 it purchased for cancellation 505,000 "B" Shares at a price of 2287.66 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,462,512,680

Release Date 31 January 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 31 January, 2014 it purchased for cancellation 512,483 "B" Shares at a price of 2239.93 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,462,000,197

Release Date 3 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 3 February, 2014 it purchased for cancellation 984,440 "B" Shares at a price of 2216.26 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,461,015,757

Release Date 4 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 4 February, 2014 it purchased for cancellation 939,675 "B" Shares at a price of 2198.38 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,460,076,082

Release Date 5 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 5 February, 2014 it purchased for cancellation 915,443 "B" Shares at a price of 2201.32 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,459,160,639

Release Date 6 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 6 February, 2014 it purchased for cancellation 784,059 "B" Shares at a price of 2216.90 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,458,376,580

Release Date 7 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 7 February, 2014 it purchased for cancellation 719,098 "B" Shares at a price of 2217.90 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,457,657,482

Release Date 10 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 February, 2014 it purchased for cancellation 449,044 "B" Shares at a price of 2229.57 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,457,208,438

Release Date 11 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 February, 2014 it purchased for cancellation 709,102 "B" Shares at a price of 2261.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,456,499,336

Release Date 12 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 12 February, 2014 it purchased for cancellation 1,000,000 "B" Shares at a price of 2255.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,455,499,336

Release Date 13 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 13 February, 2014 it purchased for cancellation 997,450 "B" Shares at a price of 2275.85 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,454,501,886

Release Date 14 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 14 February, 2014 it purchased for cancellation 950,000 "B" Shares at a price of 2280.98 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,453,551,886

Release Date 17 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 17 February, 2014 it purchased for cancellation 473,076 "B" Shares at a price of 2295.38 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,453,078,810

Release Date 18 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 18 February, 2014 it purchased for cancellation 495,238 "B" Shares at a price of 2315.13 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,452,583,572

Release Date 19 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 19 February, 2014 it purchased for cancellation 980,000 "B" Shares at a price of 2344.55 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,451,603,572

Release Date 20 February 2014

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 20 February, 2014 it purchased for cancellation 762,047 "B" Shares at a price of 2349.13 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,011,213 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,450,841,525
----------------------------------------------------------------------------

 This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 21 February 2014	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary